Exhibit 99.1

Hermitage Offshore Services Ltd. Announces Information on its Second Quarter 2019 Earnings Release and Dayrate Guidance
Hamilton, Bermuda,  August 8, 2019.
Hermitage Offshore Services Ltd. (the “Company”) announced today that it expects to release its second quarter 2019 earnings on August 29, 2019 as the Company finalizes the accounting for the acquisition of assets from Scorpio Offshore Holding Inc., or SOHI, (a related party affiliate), which closed in April 2019.
Dayrate Guidance
Following the Company’s April 2019 acquisition of two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats from SOHI, the Company’s estimated average effective dayrates earned in the second quarter of 2019 are as follows*:

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10 PSVs (primarily operating in the North Sea) - an average effective dayrate of approximately $11,600.  There were three PSVs in warm lay-up during the second quarter of 2019 for a total of 45 days.  These days are not considered as part of the available days.

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Two AHTS vessels (primarily operating in West Africa) - an average effective dayrate of approximately $5,800 since their acquisition on April 10,2019.  No AHTS vessels were laid up during the second quarter of 2019.

◦	11 crew boats (primarily operating in West Africa) - an average effective dayrate of $1,100 since their acquisition on April 8, 2019. No crew boats were laid up during the second quarter of 2019.
*          The guidance set forth represents the Company’s estimates as of the date of this press release.  These figures are subject to change as the Company finalizes its second quarter results.
The Company’s estimated average effective dayrates earned thus far in the third quarter of 2019 are as follows:

◦	10 PSVs (primarily operating in the North Sea) - an average effective dayrate of $9,400 for 80% of the available days. There were no PSVs in layup thus far in the third quarter of 2019.

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Two AHTS vessels (primarily operating in West Africa) - an average effective dayrate of $5,500 for 80% of the available days.  One AHTS vessel completed its drydock in July 2019 and was offhire for approximately 20 days.  The other AHTS vessel is expected to enter drydock within the next week and is expected to be offhire for approximately 30 days.  Offhire days for drydock are considered part of the available days.  Neither vessel was in layup thus far in the third quarter of 2019.

◦	11 crew boats (primarily operating in West Africa) - an average effective dayrate of $1,200 for 60% of the available days. There were no crew boats in layup thus far in the third quarter of 2019.

About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 23 vessels consisting of 10 platform supply vessels, or PSVs, two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats.  The Company’s vessels primarily operate in the North Sea or the West Coast of Africa.  Additional information about the Company is available at the Company's website www.hermitage-offshore.com, which is not a part of this press release.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (OSV) market, changes in charter hire rates and vessel values, demand in offshore supply vessels, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contacts:
Hermitage Offshore Services Ltd.
+ 377 9798 5717 (Monaco)
+ 1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com